AAON Inc.	2425 South Yukon Ave Tulsa, Oklahoma 74107-2728 PH: (918) 583-2266 • FAX: (918) 583-6094

August 12, 2010

Via Edgar
Mr. Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	AAON, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Definitive 14A filed April 15, 2010 File No. 1-18953

Dear Mr. O’Brien:

This letter is written in response to your correspondence of July 29, 2010 and the comments of the SEC staff contained therein related to AAON’s Form 10-K, Form 10-Q and Definitive Proxy Statement referenced above.  Unless the context otherwise requires, references in this letter to “AAON,” the “Company”, “we,” “us,” “our” or “ours” refer to AAON, Inc., and our subsidiaries.  Our responses are numbered below to correspond to the paragraphs contained in your July 29, 2010 letter.  For your convenience, we have included the staff comment immediately prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Note 1.  Business, Summary of Significant Accounting Policies and Other Financial Data, page 35

Revenue Recognition, page 35

1.
We note your response to prior comment 1. Please help us better understand how your analysis pursuant to ASC 605-45-45 led you to determine that you should report revenue on a net basis, which represents the amounts billed to customers less the amounts paid to independent manufacturer representatives.  Please specifically address the following:

•
Please tell us what consideration you gave to each of the eight indicators which may support reporting gross revenue as well as each of the three indicators which may support reporting net revenue.  Your explanation should address your products as well as third party products.  Refer to ASC 605-45-45-3 through ASC 605-45-45-18;

•
Please tell us the average percentage of final sales prices which were remitted to representatives for each of the three years ended December 31, 2009.  The example on page 2 of your response indicates that approximately 33% of the final sales price is remitted to representatives;

•
Please help us understand the extent to which the excess of the final sales price over the minimum sales price typically relates to third party products.  For example, you could provide us with an estimated percentage of the excess which is typically for third party products.  Please also help us understand the frequency of the sale of third party products as a part of these sales arrangements.  For example, please clarify whether the majority or all sales arrangements would typically also include third party products;

•
Your response indicates that you determined that you are not the primary obligor in the sale arrangements with your customers.  In the example provided on page 2 of your response, you state that you manufacture and ship products to the customer once you are notified of any order.  It appears that you are responsible for the fulfillment, including the acceptability of your products. Please further advice.

AAON Response:

In our response letter dated July 27, 2010, we provided you with a summary of the business activities conducted by the Company’s independent manufacturer representatives (“Representatives”).  We believe further clarification regarding the relationship between our Company, our Representatives, and the end user (“Customer”) may be beneficial.

Our Representatives are not individuals.  Rather, they are national companies that are in the business of providing HVAC units and other related services either to Customers who are replacing their HVAC unit or to Customers who are newly constructing commercial buildings.  The Representatives operate under their own trade names and may sell multiple brands of HVAC units.  When a Customer needs a HVAC unit installed at the construction site, they will contact their local HVAC company (our Representatives) to determine what HVAC product they need and any additional product or installation services required.  Once the order specifications are agreed to between the Representatives and the Customer, and the decision is made by the Representative to use an AAON HVAC unit, the Company receives notice of the order.  The order information includes information regarding the specifications of the actual HVAC unit the Company is expected to manufacture and deliver directly to the Customer’s construction site, as well as information regarding the total order price of the order.  The total order price represents the final negotiated price of the entire order, which includes the Company’s HVAC unit and generally includes Third Party Products.  The Company manufactures the HVAC unit, delivers the unit to the construction site and acts as the billing agent for the total order price.  The total order price includes portions of the order for which the Company has no involvement with or responsibility for order fulfillment (See below for additional discussion regarding order fulfillment).

From the Customer’s prospective, they ordered a bundled group of products and services from the Representative and expect the Representative to fulfill the order.  If concerns regarding service or quality of the HVAC unit arise, the Customer contacts the Representative as that is the entity that the original sale arrangement was with.  The Company provides a warranty for its products, which is similar to standard manufacturers’ warranties that are often provided for products purchased through agents.  An example would be when a Customer purchases a new car from a car dealership.  The new car comes with a manufacturer’s warranty but the sales transaction is with the local car dealership and the Customer.

The somewhat unique aspect of our transactions is that our Representatives are not resellers of our product and we act as the billing agent for the entire order, including the portion of the order that relates to Third Party Products that we have no involvement with.  The structure of our arrangements with our Representatives allows us to reduce our credit risk, which would increase if we allowed our Representatives to be responsible for collecting the sales proceeds from the Customer.  We would then be exposed to credit risk at both the Customer level and at the Representative level.  In addition, our structure allows us to be in a position of placing liens on the Customer’s project if payment is not received, which creates significant incentive for Customers to pay our invoices.  Lastly, the Company’s HVAC unit is almost always the largest component of the entire order, and this allows us to be in a position to control the billings and collections from the Customer.

Accounting Considerations
The Company notes per ASC 605-45-45-1, it is a matter of judgment whether an entity should report revenue based on a gross or net basis.  The Company’s consideration given to each of the eight indicators supporting gross presentation and the three indicators supporting net presentation are presented below.

The Company considered the following regarding the eight indicators supporting gross presentation of revenues:

1.	The entity is the primary obligor in the arrangement:

ASC 605-45-45-4 indicates that if an entity is responsible for providing the product or service desired by a customer and is responsible for fulfillment including the acceptability of the products or services, that fact is a strong indicator that the entity should record revenue gross.  The Company is not the primary obligor.  Related to the sale of our HVAC unit that is included in an order, we do have some elements of a primary obligor  as we manufacture, deliver and provide a manufacturer’s warranty for  the unit that is included as part of the customer’s order.  The Representative is responsible for fulfillment of all goods and services in the arrangement.  Aside from the HVAC unit included in the order, the Company has no insight into the other goods and services included in an arrangement or responsibilities regarding fulfillment.  The Representatives consult with the Customer to determine order specifications, negotiate the total order price, fulfill other aspects of the Customer order not related to the manufacture of the HVAC unit, and receive any warranty requests directly from the Customer.  The fact that the Representative and not the Company is the primary obligor is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

2.	The entity has general inventory risk before customer order is placed or upon customer return:

ASC 605-45-45-5 through 45-45-7 indicates general inventory risk is a strong indicator that an entity should record revenue gross.  With respect to our HVAC units, the Company has general inventory risk.  The Company concludes that it does not have general inventory risk as we do not take possession of the Third Party Products that are part of the Customer order.   Therefore, this indicator supports gross revenue presentation for the proceeds applicable to the Company’s HVAC units and revenue should be recorded net of any amount in excess of the HVAC unit sales price.

3.	The entity has latitude in establishing price:

ASC 605-45-45-8 indicates that if an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity should record revenue gross.  We establish the HVAC unit sales price, but we do not participate in establishing the total order price with the Customer.  The Representatives negotiate the total order price and submit it to the Company for invoicing and collection.  The fact that the Company does not participate in the establishment of the total order price with the Customer and does not receive any economic benefit from the amount in excess of the HVAC unit sales price, are indicators that the Company should record revenue net of such amounts.

4.	The entity changes the product or performs part of the service:

ASC 605-45-45-9 indicates that if an entity physically changes the product or performs part of the service, including the ultimate acceptability of the product component or portion of the total services furnished, that revenue should be recorded gross.  This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of the entity’s physical change of the product or performance of the service.  The Company only has the ability to change the specifications of the HVAC unit upon instructions from the Representatives and Customers.  The fact that the Representatives have the ability to provide Third Party Products, which change the product and may include additional services, thus increasing the total order price, is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

5.	The entity has discretion in supplier selection:

ASC 605-45-45-10 indicates that if an entity has discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that revenue should be reported gross.  The Representatives have the discretion to purchase from multiple suppliers.  The Company has no control regarding which suppliers are used outside of the manufacturing of its HVAC units.  For that reason, the Company requires written acknowledgement from the Representatives indicating that the Company cannot be held liable for Third Party Products and the Representatives sign agreements to indemnify the Company were a situation to arise related to nonperformance.  The fact that the Representatives have discretion in the suppliers selected is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

6.	The entity is involved in the determination of product or service specifications:

ASC 605-45-45-11 indicates that if an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that revenue should be reported gross.  The Representatives are responsible for determining the nature, type, characteristics and specification of the HVAC unit and any related services ordered by the Customer.  The fact that the Representatives and Customers determine the nature, type, characteristics and specifications of the HVAC unit and any related services is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

7.	The entity has physical loss inventory risk after customer order or during shipping:

ASC 605-45-45-12 indicates that if the physical loss of inventory exists after the customer order or during shipping, that fact may indicate, albeit less persuasively than general inventory risk, that revenue should be reported gross.  The Company maintains physical loss inventory risk after the Customer orders the HVAC unit and during shipment of the unit.  Only when the Customer receives the HVAC unit is physical loss inventory risk passed to the Customer.  The fact that the Company has physical loss inventory risk after the Customer order or during shipping for the HVAC unit, the largest portion of the total order price, is an indicator that revenue associated with the Company’s HVAC unit should be recorded gross.  The Company has no inventory risk for Third Party Products as we never take possession of those products, which is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

8.	The entity has credit risk:

ASC 605-45-45-13 through 45-45-14 indicates that if an entity assumes credit risk for the amount billed to the customer, this is weaker evidence that revenue should be recorded gross.  Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs whether the sales price is fully collected.  The Company does not have credit risk for the amount billed to the Customer in excess of the HVAC unit sales price as the full amount due for the sale must be received from the Customer before the Company pays its Representatives.  If the Customer does not pay the entire balance due, the Company is not required to remit any payment to the Representatives.  The fact that the Company does not have credit risk for the amount in excess of the HVAC unit sales price is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

The Company considered the following regarding the three indicators supporting net presentation:

1.	The entity’s supplier is the primary obligor in the arrangement:

ASC 605-45-45-16 indicates that if a supplier is responsible for providing the product or service desired by a customer, that fact is a strong indicator that the entity should record revenue net based on the amount retained.  Consistent with the above discussion, the Company is not the primary obligor as the Representatives are responsible for fulfillment which is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

2.	The amount the entity earns is fixed:

ASC 605-45-45-17 indicates that if an entity earns a fixed dollar amount or set percentage per transaction, regardless of the amount billed to a customer, that fact may indicate that revenue should be recorded net based on the amount retained.  The Company receives the HVAC unit sales price which is a fixed amount for each unit sold by Representatives.  The fact that the Company earns a fixed amount for every unit sold by the Representatives is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

3.	The supplier has credit risk:

ASC 605-45-45-18 indicates that if a supplier assumes credit risk, that fact may indicate that the entity should record revenue net based on the amount retained.  As discussed above, the Company’s credit risk only pertains to its HVAC units.  Any excess included in the total order price would create credit risk for the Representatives as payment by the Company to the Representative is not made until the entire balance is received from the Customer which is an indicator that revenue should be recorded net of any amount in excess of the HVAC unit sales price.

After considering the criteria provided in ASC 605-45-45, the Company concluded that net revenue reporting is appropriate because the Company is not the primary obligor in the arrangement.  Except for the HVAC unit, the Company is not responsible for fulfillment, does not establish the total order price, does not determine the specifications of products or services, and does not have credit risk.  In addition, the Company earns the HVAC unit sales price, a fixed amount for every unit sold, on every sale negotiated by Representatives.  The Company considers these facts to be most relevant in regards to those transactions initiated by Representatives as the resulting amount in excess of the HVAC unit sales price is a “pass through” to the Company.  For the reasons stated above, the Company does act as billing agent in the arrangements, but we do not believe that this is a strong indicator of gross reporting.

As discussed above, aside from the HVAC unit included in the order, the Company has no insight into the other goods and services included in an arrangement or responsibilities regarding fulfillment.  The Company’s understanding of the inclusion of Third Party Products in our payments to Representatives is based upon discussions with Representatives and supported by signed acknowledgements from its Representatives indicating that the Company is not responsible for such products or services.

The total order price over HVAC unit sales price amounts range from 30% to 40% and from 0% to 100% for part sales.  The average total order price over HVAC unit sales price was 21%, 18% and 18% for the years ending December 31, 2009, 2008 and 2007, respectively.

Closing Comments

The Company acknowledges the following in connection with this response that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)           the Company may not assert staff comments as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

We believe this addresses the comments submitted on July 29, 2010.  If you have further questions or comments that you believe can be resolved telephonically, please feel free to contact the undersigned at the number noted above.

Very truly yours,

/s/ Kathy I. Sheffield
Kathy I. Sheffield
Chief Financial Officer